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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act Of 1934
                               (Amendment No. )*

                                 flightserv.com
                                (Name of Issuer)

                     Common Stock, par value $.04 per share
                         (Title of Class of Securities)

                                   74266K307
                                 (CUSIP Number)

                                 July 12, 2000
            (Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
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1.       1.  Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           Chastain Horse Park, Ltd. 58-2276314
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)  [ ]
           (b)  [ ]
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3.       SEC Use Only
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4.       Citizenship or Place of Organization         U.S.A.
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Number of         5.       Sole Voting Power                   2,501,600
Shares Bene-
ficially Owned    6.       Shared Voting Power        N/A
By Each
Reporting         7.       Sole Dispositive Power              2,501,600
Person With       8.       Shared Dispositive Power   N/A
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person  2,501,600
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [  ]         N/A
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11.      Percent of Class Represented by Amount in Row (9):    7.55%
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12.      Type of Reporting Person (See Instructions): CO

Check the appropriate box to designate the rule pursuant to which this Schedule
is filed:                                    [ ] Rule 13d-1(b)
                                             [X] Rule 13d-1(c)
                                             [ ] Rule 13d-1(d)

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CUSIP NO. 74266 K307                                           PAGE 2 OF 2 PAGES

Item 1.
         (a)      Name of Issuer:    flightserv.com
         (b)      Address of Issuer's Principal Executive Offices:
                  3343 Peachtree Rd., N.E., Suite 530, Atlanta, GA 30326
Item 2.
         (a)      Name of Person Filing:  Chastain Horse Park, Ltd.
         (b)      Address of Principal Business Office or, if none, Residence:
                  4371 Powers Ferry Rd., Atlanta, GA 30327
         (c)      Citizenship:      U.S.A.
         (d)      Title of Class of Securities: Common Stock, par value $.04 per share
         (e)      CUSIP Number: 74266K307
Item 3. N/A
Item 4. Ownership. (The percentage of outstanding shares of Common Stock owned has been computed based on the total outstanding shares of Common Stock as of June 9, 2000, as indicated in the Issuer's Proxy Statement filed on June 19,
2000):
         (a)      Amount beneficially owned: 2,501,600
         (b)      Percent of class: 7.55%
         (c)      Number of shares as to which the person has:
                           (i)  Sole power to vote or to direct the vote:
                                2,501,600
                           (ii) Shared power to vote or to direct the vote: N/A.
                           (iii)Sole power to dispose or to direct the
                                disposition of: 2,501,600
                           (iv) Shared power to dispose or to direct the
                                disposition of: N/A

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2000                         CHASTAIN HORSE PARK, LTD.


                                             /s/ Barbara J. Satterfield
                                             -----------------------------------
                                                 By: Barbara J. Satterfield
                                                 Vice President